82-4337

03 DEC 10 AM 7:21

03045034

Zero Hora - Editora Jornalística S.A.

Financial Statements at December 31, 2002 and 2001 and September 30, 2003 and 2002 and Report of Independent Accountants

dw 12/11



PricewaterhouseCoopers
Rua Mostardeiro, 800 8º e 9º
90430-000 Porto Alegre, RS - Brasil
Caixa Postal 2178
Telefone (51) 3378-1700
Fax (51) 3328-1609

Report of Independent Accountants

To the Board of Directors and Stockholders
Zero Hora - Editora Jornalística S.A.

1 We have audited the accompanying balance sheets of Zero Hora - Editora Jornalística S.A. as of December 31, 2002 and 2001, and the related statements of operations, of changes in stockholders' equity and of changes in financial position for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audits in accordance with Brazilian approved auditing standards which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audits taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements, and (c) assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

3 As mentioned in Note 16 to the financial statements, the company decided to defer recognition of the foreign exchange loss for the quarter ended March 31, 1999 and the year ended December 31, 2001. Although permitted by law, the deferred recognition is not in accordance with accounting practices adopted in Brazil, which require the recognition of exchange variations in the period in which they occur. As a consequence, the company's stockholders' equity as of December 31, 2001 is overstated by R$ 16,900 thousand and the loss for the year then ended is understated by R$ 4,010 thousand, net of the related tax effects.



Zero Hora - Editora Jornalística S.A.

4 In our opinion, except for the effects of the matter mentioned in paragraph 3, the financial statements audited by us present fairly, in all material respects, the financial position of Zero Hora - Editora Jornalística S.A. at December 31, 2002 and 2001, and the results of its operations, the changes in stockholders' equity and the changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

5 We have also reviewed the accompanying financial statements of Zero Hora - Editora Jornalística S.A. as of and for the nine-month periods ended September 30, 2003 and 2002. These financial statements are the responsibility of the company's management.

6 We conducted our reviews in accordance with standards approved by the Institute of Independent Auditors of Brazil (IBRACON). A review consists, principally, of applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters regarding the criteria used to prepare the financial statements. A review does not represent an audit conducted in accordance with Brazilian approved auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

7 As mentioned in paragraph 3 above and Note 16 to the financial statements, the company decided to defer recognition of the foreign exchange loss for the quarter ended March 31, 1999 and the year ended December 31, 2001. As a consequence, the company's stockholders' deficit as of September 30, 2002 is understated by R$ 10,945 thousand and the loss for the nine-month period then ended is overstated by R$ 5,955 thousand, net of the related tax effects.

8 Based on our reviews, except for the effects of the matter mentioned in paragraph 7, we are not aware of any material modifications that should made to the financial statements mentioned in paragraph 5 for them to be in conformity with accounting practices adopted in Brazil.



Zero Hora - Editora Jornalística S.A.

9 As described in Note 7 (a) to the financial statements, the market value at December 31, 2002 of the company's investment in Net Serviços de Comunicação S.A. is approximately R$ 1,490 thousand (September 30, 2003 - R$ 2,128 thousand; September 30, 2002 - R$ 923 thousand), which is less than its carrying value of R$ 11,276 thousand. Management believes that the difference between the carrying value and the market value of this investment is not permanent, and therefore no additional adjustment to the carrying value is necessary. Management will continue to monitor the situation and will record the necessary adjustment if a loss in value is determined to be permanent.

10 As mentioned in Notes 1 and 10, the sharp devaluation of the Brazilian real against the U.S. dollar affected significantly the balance of loans and financings denominated in foreign currency during the six-month period ended December 31, 2002. Notwithstanding the recovery of the Brazilian real in relation to the US dollar during 2003, management of the RBS Group, which includes the company, is in the process of progressively substituting some of these international lines of credit with new lines obtained locally and denominated in local currency, as well as extending its debt maturity profile. The Company depends on the financial support of other RBS Group companies, together with the plans described in Note 1, to meet its cash needs.

Porto Alegre, October 31, 2003

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5 "F" RS

Carlos Alberto de Sousa
Contador CRC 1RJ056561/O-7 "S" RS

Zero Hora - Editora Jornalística S.A.

Balance Sheet
In thousands of Brazilian reais

Assets	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current assets				
Cash and cash equivalents (Note 4)	9,733	36,952	9	22,359
Trade accounts receivable	32,439	32,794	32,863	32,708
Group companies (Note 6)	10,380	6,572		22,076
Inventories (Note 5)	25,856	11,704	14,282	18,334
Properties for sale	1,452	1,519	2,147	1,276
Taxes recoverable	8,624	6,462	6,044	8,246
Other	2,503	789	670	1,280
	90,987	96,792	56,015	106,279
Long-term receivables				
Deferred income taxes (Note 13 (b))	51,572	21,941	49,325	52,183
Group companies (Note 6)	59,618	638	55,400	
Judicial deposits and fiscal incentives	6,090	6,428	6,522	5,882
	117,280	29,007	111,247	58,065
Permanent assets				
Investments (Note 7)	14,937	33,744	14,937	14,979
Property, plant and equipment (Note 8)	65,935	70,582	58,782	63,634
Deferred charges (Note 16)	714	26,504	643	17,330
	81,586	130,830	74,362	95,943
Total assets	289,853	256,629	241,624	260,287

Liabilities and stockholders' equity (deficit)	December 31 2002	December 31 2001	September 30 2003 (Unaudited)	September 30 2002 (Unaudited)
Current liabilities				
Trade accounts payable (Note 9)	33,207	16,063	10,582	26,831
Loans (Note 10)	196,016	149,279	44,379	217,325
Salaries and social security contributions	10,709	11,030	12,918	11,077
Provision for income taxes (Note 13 (b))			6,434	
Other taxes payable	1,912	1,321	2,095	1,663
Group companies (Note 6)			68,219	
Commissions and bonuses payable	3,159	2,622	3,032	2,820
Deferred subscription revenue	10,819	8,029	12,658	10,312
Other	2,484	1,329	3,130	2,595
	258,306	189,673	163,447	272,623
Long-term liabilities				
Loans (Note 10)	3,411	8,179	30,674	3,760
Provision for income taxes (Note 13 (b))	622	1,133	272	749
Deferred income taxes (Note 13 (b))	3,629	6,496	3,050	4,874
Advance for future capital increase (Note 6)	63	511	63	3,635
Accounts payable to stockholders (Note 6)				3,735
Provision for contingencies (Note 14)	4,681	4,267	4,979	3,997
Other	26		26	
	12,432	20,586	39,064	20,750
Stockholders' equity (deficit) (Note 11)				
Capital	102,445	9,223	102,445	76,368
Capital reserves	29,041	67,502	29,041	357
Revaluation reserve	11,357	17,351	8,682	12,235
Accumulated losses	(123,728)	(47,706)	(101,055)	(122,046)
	19,115	46,370	39,113	(33,086)
Total liabilities and stockholders' equity (deficit)	289,853	256,629	241,624	260,287

The accompanying notes are an integral part of these financial statements.

Zero Hora - Editora Jornalística S.A.

Statement of Operations

In thousands of Brazilian reais, except per-share data

	Years ended December 31		Nine-month periods ended September 30	
	2002	**2001**	**2003**	**2002**
			(Unaudited)	**(Unaudited)**
Operating revenues				
Advertising	91,184	85,991	70,505	65,026
Classified advertisements	62,111	57,389	51,641	46,163
Circulation	37,297	41,909	28,462	28,135
Subscriptions	71,635	61,584	62,668	51,736
Other	11,062	7,147	10,379	8,178
Taxes on revenues	(10,052)	(9,366)	(8,276)	(7,144)
	263,237	244,654	215,379	192,094
Operating costs				
Raw materials	(47,310)	(58,529)	(41,143)	(32,546)
Personnel	(34,097)	(31,629)	(25,807)	(24,264)
Depreciation	(16,708)	(21,985)	(10,263)	(13,200)
Royalties (Note 1)	(8,501)	(8,343)	(6,144)	(6,454)
Other	(10,213)	(8,494)	(7,101)	(7,324)
	(116,829)	(128,980)	(90,458)	(83,788)
Gross profit	146,408	115,674	124,921	108,306
Operating income (expenses)				
Selling	(95,690)	(92,175)	(74,475)	(68,760)
General and administrative	(37,952)	(34,060)	(32,503)	(26,006)
Financial income (Note 12)	7,817	4,631	18,680	6,558
Financial expenses (Note 12)	(92,151)	(24,722)	(6,369)	(113,484)
Other, net	(18)	(39)	(37)	(46)
	(217,994)	(146,365)	(94,704)	(201,738)
Operating income (loss)	(71,586)	(30,691)	30,217	(93,432)
Equity in the loss of affiliate (Note 7)	(699)			(699)
Provision for losses on investments (Note 7)	(17,464)	(3,013)		(17,464)
Non-operating income (expenses), net	387	(317)	30	(61)
Income (loss) before taxes on income	(89,362)	(34,021)	30,247	(111,656)
Social contribution (Note 13 (a))	6,652	2,193	(2,706)	8,755
Income tax (Note 13 (a))	18,438	9,034	(7,543)	24,289
Net income (loss) for the year/ period	(64,272)	(22,794)	19,998	(78,612)
Net income (loss) per share at the end of the year/ period - R$	(0.65)	(3.21)	0.20	(1.08)

The accompanying notes are an integral part of these financial statements.

Zero Hora - Editora Jornalística S.A.

Statement of Changes in Stockholders' Equity (Deficit)
In thousands of Brazilian reais

		Capital reserves				
	Capital	Fiscal incentives	Share premium	Revaluation reserve	Accumulated losses	Total
At January 1, 2001	7,057	2,322		28,307	(33,395)	4,291
Capital increase (Note 11(a))	2,166		65,180			67,346
Realization of revaluation reserve				(10,956)	10,956	
Income taxes on realization of revaluation reserve (Note 11 (a))					(2,531)	(2,531)
Reversal of income taxes on the price-level restatement of stockholders' equity (deficit) accounts					58	58
Loss for the year					(22,794)	(22,794)
At December 31, 2001	9,223	2,322	65,180	17,351	(47,706)	46,370
Capital increase through capitalization of reserves (Note 8 (a))	67,145	(1,965)	(65,180)			
Capital increase (Note 11(a))	26,077		28,684			54,761
Prior year adjustment (Note 16)					(16,900)	(16,900)
Realization of revaluation reserve				(5,994)	5,994	
Income taxes on realization of revaluation reserve (Note 8 (a))					(844)	(844)
Loss for the year					(64,272)	(64,272)
At December 31, 2002	102,445	357	28,684	11,357	(123,728)	19,115

Zero Hora - Editora Jornalística S.A.

Statement of Changes in Stockholders' Equity (Deficit)
In thousands of Brazilian reais

(continued)

	Capital	Capital reserves		Revaluation reserve	Accumulated losses	Total
		Fiscal incentives	Share premium			
At January 1, 2003	102,445	357	28,684	11,357	(123,728)	19,115
Realization of revaluation reserve (Unaudited)				(2,675)	2,675	
Net income for the period (Unaudited)					19,998	19,998
At September 30, 2003 (Unaudited)	102,445	357	28,684	8,682	(101,055)	39,113
At January 1, 2002	9,223	2,322	65,180	17,351	(47,706)	46,370
Capital increase through capitalization of reserves (Note 11 (a)) (Unaudited)	67,145	(1,965)	(65,180)			
Realization of revaluation reserve (Unaudited)				(5,116)	5,116	
Income taxes on realization of revaluation reserve (Note 8 (a)) (Unaudited)					(844)	(844)
Loss for the period (Unaudited)					(78,612)	(78,612)
At September 30, 2002 (Unaudited)	76,368	357		12,235	(122,046)	(33,086)

The accompanying notes are an integral part of these financial statements.

Zero Hora - Editora Jornalística S.A.

Statement of Changes in Financial Position

In thousands of Brazilian reais

	Years ended December 31		Nine-month periods ended September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Financial resources were provided by:				
Net income (loss) for the year/ period	(64,272)	(22,794)	19,998	(78,612)
Expenses (income) not affecting working capital:				
Deferred and long-term credit for income taxes	(24,303)	(9,529)	1,318	(32,248)
Income taxes on realization of revaluation reserve	(844)	(2,531)		(844)
Provision for contingencies	414	894	298	(270)
Equity in the loss of affiliate	699			699
Provision for losses on investments	17,464	3,013		17,464
Depreciation and amortization	16,680	39,818	10,263	22,194
Net book value of permanent asset disposals	1,024	1,834	32	796
	(53,138)	10,705	31,909	(70,821)
Financial resources used in operations	53,138			70,821
Decrease in long-term receivables			3,786	1,184
Increase in long-term liabilities			27,263	
Increase in advance for future capital increase				3,124
Share premium	28,684	65,180		
Capital increase	26,077	2,166		
Total funds provided	54,761	78,051	62,958	4,308
Financial resources were used for:				
Operations	53,138			70,821
Decrease in advance for future capital increase	448	39		
Increase in long-term receivables	58,642	1,024		
Investments	66	31,857		66
Property, plant and equipment	12,369	5,860	3,071	6,406
Deferred charges		25,031		
Decrease in long-term liabilities	4,536	4,866		478
Total funds used	129,199	68,677	3,071	77,771
Increase (decrease) in working capital	(74,438)	9,374	59,887	(73,463)
Current assets				
At the end of the year/ period	90,987	96,792	56,015	106,279
At the beginning of the year/ period	96,792	90,703	90,987	96,792
	(5,805)	6,089	(34,972)	9,487
Current liabilities				
At the end of the year/ period	258,306	189,673	163,447	272,623
At the beginning of the year/ period	189,673	192,958	258,306	189,673
	68,633	(3,285)	(94,859)	82,950
Increase (decrease) in working capital	(74,438)	9,374	59,887	(73,463)

The accompanying notes are an integral part of these financial statements.

In thousands of Brazilian reais, unless otherwise stated

1 Business

The company is owned by three family groups and is operated, together with other companies, as one integrated unit, the Rede Brasil Sul - RBS. The company is located in Porto Alegre, in the State of Rio Grande do Sul, Brazil, and is engaged in newspaper publishing and distribution (Zero Hora and Diário Gaúcho newspapers in Porto Alegre, Pioneiro newspaper in Caxias do Sul and Diário de Santa Maria newspaper in Santa Maria, all in the State of Rio Grande do Sul; Diário Catarinense newspaper in Florianópolis and Jornal de Santa Catarina newspaper in Blumenau, both in the State of Santa Catarina).

The Rede Brasil Sul - RBS Group includes companies operating in newspaper publishing, television and radio broadcasting, real estate, insurance brokerage, travel agency and other activities.

The Brazilian Federal Constitution establishes that, as from April 2002, foreign shareholders may own a maximum of 30% of the capital of newspaper publishing companies. Until that date, foreign shareholders were not allowed and Brazilian corporations could not own more than 30% of the capital, with no voting shares.

Income and expenses on transactions among the RBS Group companies are allocated among the companies that benefit from or incur the income and expenses using bases that may not necessarily be the same as those that would have been applied if the transactions had been made with unrelated parties.

On December 26, 1996, the company transferred all of its trademarks registered with the *Instituto Nacional de Propriedade Industrial - INPI* (National Industrial Patents Institute) to another RBS Group company, RBS Participações S.A., free of charge. RBS Participações S.A. has been collecting royalties on the company's net operating revenues, calculated at 3.5%.

During the six-month period ended December 31, 2002, because of various reasons, including the reduced availability of international lines of credit to developing markets and political uncertainties relating to the Brazilian presidential elections in October 2002, the Brazilian real devalued sharply (approximately 19%) against the United States dollar. This devaluation affected significantly the balances of the Company's borrowings in foreign currency, most of which fall due within one year.

In thousands of Brazilian reais, unless otherwise stated

During 2003, exchange rates recovered as a result of the increasing confidence of foreign investors and the increase of the volume of US dollars available in the market arising from higher exports of Brazilian products. As of September 30, 2003, the Brazilian real was traded at R$ 2.923 = US$ 1.00, less than the rate at which it was traded on September 30, 2002 (R$ 3.895 = US$ 1.00).

Notwithstanding the recovery of the Brazilian currency, management of the RBS Group, which includes the Company, in light of the scarcity of trade financing funds available to Brazilian borrowers in general and the risks associated with the exchange rates, is gradually either paying down loans coming due or refinancing them in local currency, as well as extending its debt maturity profile.

Other cash needs are being supplied to the Company, when necessary, by RBS Administração e Cobranças Ltda., which functions as a treasury department for the companies of the RBS Group, centralizing the financial resources of all RBS Group companies and allocating them in accordance with their needs (Note 6). Additional alternatives to cope with the refinancing risk to which the Company is currently exposed include: the disposal of certain assets of other RBS Group companies, and capital increases, either from new shareholders, as permitted under recent changes in the Brazilian Constitution, or from the current shareholders.

2 Presentation of the Financial Statements

The accounting records of the company are maintained in accordance with Brazilian corporate and tax legislation, and the financial statements have been prepared therefrom, including certain adjustments to conform with accounting principles generally accepted in Brazil ("Brazilian GAAP"), which originally required the presentation of financial statements under the constant currency methodology, as a means of depicting more clearly the impacts of inflation on a company's financial information.

Under the constant currency methodology, all financial statement balances, including comparative balances from prior years, are presented in reais of constant purchasing power using as the basis for restatement the official index *Unidade Fiscal de Referência - UFIR* (Fiscal Unit of Reference) up to December 31, 1995 and the variation of the *Índice Geral de Preços - Mercado - IGP-M* (General Market Price Index) as from that date. The reported amounts of non-monetary assets, such as inventories and permanent assets, and stockholders' equity (deficit) include restatement as from the date of origin.

In thousands of Brazilian reais, unless otherwise stated

In 2001, Resolution 900 of the Federal Accountancy Council (CFC) established that the indexation of the accounts under the constant currency methodology should be suspended during periods of low inflation, i.e., when the cumulative inflation rate in a 36-month period is less than 100%. The company has therefore suspended the indexation in its financial statements as from September 30, 2001, and subsequent transactions are recorded at their historical amounts without indexation. Likewise, the comparative balances from prior years have been indexed to inflation only up to September 30, 2001.

The price-level restatement of financial statements for both statutory and tax purposes was abolished as from January 1, 1996, by Law 9249. Although the company's statutory accounting records as from January 1, 1996 do not reflect any price-level restatements of permanent assets and stockholders' equity (deficit) accounts, pro forma adjustments have been made to the financial statements to reflect these restatements through the constant currency methodology. These restatements no longer have any tax effects, but pro forma tax adjustments have been made to the financial statements to assure consistency with prior periods as well as to reflect future deferred tax effects, as explained in the following paragraph.

As from January 1, 1996, the full tax effect of the net restatement effect taken to income was recognized as a credit to income at the current tax rates, in order to maintain comparability with the prior periods. The deferred tax liability on the restatement of permanent assets has been shown as a long-term liability and is reversed to income as the restatement is realized through the disposal of investments and the depreciation or disposal of property, plant and equipment. On the other hand, the tax credit/debit arising from the restatement of stockholders' equity (deficit) accounts is reversed and charged to retained earnings since this amount does not represent an actual tax benefit (cost).

3 Significant Accounting Policies

(a) Determination of results of operations and current and long-term assets and liabilities

Results of operations are determined on the accrual basis and include gains and losses on monetary items, the restatement of non-monetary items, the adjustment to present value of significant fixed-rate trade accounts receivable and payable and, where applicable, the effects of adjustments of assets to market or net realizable values. Except as described in Note 16, net exchange gains and losses on foreign currency liabilities are recorded in financial expenses.

Revenues from advertising and classified advertisements are recorded when published.

Revenue from circulation relates to sales of newspapers at newsstands and street vendors and is recorded at the time the newspapers are sold to consumers.

Subscription revenue relates to sales of newspapers by subscription. Deferred subscription revenue, which represents amounts billed to customers in advance of newspaper deliveries, is appropriated to revenues over the term of the subscription.

Non-cash exchanges of advertising for services or goods are recorded at market value, both in revenues and expenses.

(b) Inventories

Inventories are stated at the average purchase cost, which is lower than net realizable value.

(c) Permanent assets

The investments in associated companies shown in Note 7 are stated at cost, less a provision for losses.

Property, plant and equipment are stated at cost plus the effects of revaluations of major items of machinery and equipment (Note 8). Depreciation of property, plant and equipment is computed on the straight-line method, at the rates shown in Note 8, which take into consideration the estimated useful lives of the assets.

Deferred charges include mainly the foreign exchange losses for the quarter ended March 31, 1999 and the year ended December 31, 2001 (Note 16), which were being amortized over a four-year period, or recognized upon the payment of the related liabilities, or offset against future foreign exchange gains arising from these liabilities.

In thousands of Brazilian reais, unless otherwise stated

(d) Income taxes

Income tax is calculated at the standard rate plus supplementary rates totaling 25%. Social contribution tax is calculated at the current rate of 9% applied to adjusted income before income tax. Deferred income taxes are calculated on temporary differences and tax loss carryforwards. Tax losses do not expire but may be used to offset only up to 30% of future taxable income in any year.

(e) Statements of operations, of changes in stockholders' equity (deficit) and of changes in financial position

During periods in which the indexation of balances under the constant currency methodology is applicable (see Note 2), the amounts presented in these statements are indexed as from the month they are recorded and are adjusted by purchasing power gains and losses on monetary items.

4 Cash and cash equivalents

Cash and cash equivalents at December 31, 2002 include R$ 6,549 (December 31, 2001 - R$ 36,726; September 30, 2002 - R$ 22,151) of short-term investments.

5 Inventories

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Newsprint	8,558	3,759	4,604	6,600
Maintenance materials	5,473	5,577	6,033	5,703
Fascicles (inserts), video-cassette tapes and compact discs (CD)	685	672	967	969
Provision for losses	(419)	(462)	(379)	(462)
Imports in transit (newsprint)	11,559	2,158	3,057	5,524
	25,856	11,704	14,282	18,334

In thousands of Brazilian reais, unless otherwise stated

6 Related Party Transactions and Balances

	December 31				September 30			
	2002		2001		2003		2002	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS Administração e Cobranças Ltda.								
Current assets (liabilities) - Group companies	10,380		6,424		(68,219)		14,787	
Televisão Gaúcha S.A.								
Current assets - Group companies			(48)				(44)	
Long-term receivables - Group companies	(44)				(45)			
General and administrative (reimbursement)		(2,237)		(1,525)		(2,201)		(1,973)
Empresa Jornalística Pioneiro S.A.								
Current assets - Group companies			40					
Long-term receivables - Group companies (advance for future capital increase)			638					
Rádio Gaúcha S.A.								
Financial expense				(50)				
RBS TV de Florianópolis S.A.								
Financial expense				(363)				
RBS Participações S.A.								
Current assets - Group companies			(756)				2,581	
Long-term receivables - Group companies	53,308				49,100			
Financial income		391				4,659		232
RBS Marketing e Informática Ltda.								
Current assets - Group companies			778				3,778	
Long-term receivables - Group companies	5,411				5,411			

Notes to the Financial Statements at December 31, 2002 and 2001 and September 30, 2003 and 2002 (Unaudited)

In thousands of Brazilian reais, unless otherwise stated

	December 31				September 30			
	2002		2001		2003		2002	
	Assets (liabilities)	Income (expenses)	Assets (liabilities)	Income (expenses)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)	Assets (liabilities) (Unaudited)	Income (expenses) (Unaudited)
RBS - Comércio e Licenciamento de Marcas Ltda. (formerly known as RBS Corretora de Seguros Ltda.)								
Current assets - Group companies			93				100	
Long-term receivables - Group companies	102				110			
Financial income		11				9		10
Agência RBS de Notícias Ltda.								
Current assets - Group companies							878	
Long-term receivables - Group companies	878				878			
Other RBS Group companies								
Current assets - Group companies			41				(4)	
Long-term receivables - Group companies	(37)				(54)			
General and administrative (reimbursement)				(9)				
Financial expense				(90)				
Stockholders								
Long-term liabilities - Advance for future capital increase	(63)		(511)		(63)		(3,635)	
Long-term liabilities - Accounts payable							(3,735)	

In thousands of Brazilian reais, unless otherwise stated

(a) RBS Administração e Cobranças Ltda. is a group company which functions as a treasury department, carrying out all collections and making all payments on behalf of the companies of the RBS Group. The balances with this company bear no interest and are shown in current assets because the funds held by this company on behalf of the group companies are readily available.

(b) Loans to and from other related companies bear interest calculated at market rates. Advances for future capital increase bear no interest. Loans to RBS Marketing e Informática Ltda. and Agência RBS de Notícias Ltda. bear no interest.

(c) The company, together with the other three main media companies of the RBS Group, has guaranteed the first and second tranches, amounting to US$ 50,000,000 and US$ 125,000,000, respectively, of a US$ 200,000,000 Global Medium-Term Notes Program issued by RBS Participações S.A. in December 1995 and in March 1997, with final maturity in 2003 and 2007. In connection with this Program, the company is required to observe certain negative covenants. All of these covenants are being observed.

Additionally, on April 25, 2002, the company, together with the other three main media companies of the RBS Group, guaranteed the interest rate swap contracted by RBS Participações S.A. in the notional amount of R$ 294,600 (equivalent to US$ 125,000,000 on that date) exchanging the U.S. dollar exchange variation for the interbank certificate of deposit (CDI) interest rate less 6.36% p.a. The due date of such contract is March 29, 2007.

(d) The company was also guarantor of Televisão Gaúcha S.A.'s lease agreement, with unpaid installments in the amount of US$ 769,450 at December 31, 2001 plus interest based on LIBOR plus 1.5% to 2.5% p.a. The lease agreement was fully paid in September 2002.

In thousands of Brazilian reais, unless otherwise stated

7 Investments

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Net Serviços de Comunicação S.A.	31,753	31,753	31,753	31,753
Provision for losses	(20,477)	(3,013)	(20,477)	(20,477)
Other investments	3,661	5,004	3,661	3,703
	14,937	33,744	14,937	14,979

(a) The investment in Net Serviços de Comunicação S.A. (formerly known as Globo Cabo S.A.) consists of 3,548,152 preferred shares, representing approximately 0.2% of the investee's total capital, acquired on August 24, 2001 from RBS Participações S.A. for R$ 31,753. This investment is stated at cost, less a provision for estimated losses.

Net Serviços de Comunicação S.A. is a holding company for several subsidiary companies which operate cable and microwave TV systems in the main Brazilian cities.

The market value of the investment in Net Serviços de Comunicação S.A. at December 31, 2002, based on the quotation of that company's shares on the stock exchange, was approximately R$ 1,490 (September 30, 2003 - R$ 2,128; September 30, 2002 - R$ 923). A provision for estimated losses in the amount of R$ 20,477 has been recorded, reducing the carrying amount of this investment to R$ 11,276. Management believes that the remaining difference between the carrying value and the market value of this investment is not of a permanent nature, considering the recent measures adopted by the investee to extend its debt maturities, increase its paid-in capital, and restructure its administrative processes, as well as historical global trends of fair value per subscriber observed in the market. Because of the uncertainties and volatility in the stock market, management will continue to monitor the market value of this investment and will complement the allowance for loss if a permanent loss of value is observed.

(b) On April 18, 2002, the stockholders of the company and of Empresa Jornalística Pioneiro S.A. (Pioneiro) decided to unify the operations of the two companies by merging Pioneiro into the company. The company previously held a 9.31% interest in Pioneiro, recorded under the cost method. The merger was based on an appraisal of statutory book value carried out by independent experts, as follows:

	March 31, 2002
Assets	12,067
Stockholders' equity	4,346

As a result of this transaction, the company recorded a loss of R$ 699 from the difference between the carrying value of the investment (cost method) and the company's share of Pioneiro's stockholders' equity.

In thousands of Brazilian reais, unless otherwise stated

8 Property, Plant and Equipment

			December 31		September 30		
			2002	2001	2003	2002	
	Cost and revaluation	Accumulated depreciation	Net	Net	Net (Unaudited)	Net (Unaudited)	Annual depreciation rates - %
Land	599		599	128	599	599	
Buildings and structures	18,916	(11,162)	7,754	7,548	7,325	7,781	4 to 10
Installations	10,748	(8,842)	1,906	1,932	2,094	1,887	10 and 20
Machinery and equipment	206,841	(156,916)	49,925	54,303	43,110	47,100	10 to 33
Vehicles	1,867	(1,547)	320	531	345	396	20 and 33
Other	5,431		5,431	6,140	5,309	5,871	
	244,402	(178,467)	65,935	70,582	58,782	63,634	

In thousands of Brazilian reais, unless otherwise stated

(a) On December 31, 1994, the company decided to revalue the major items of machinery and equipment based on an appraisal carried out by independent experts. Deferred tax effects on the revaluation increment are recorded upon realization of the reserve (Note 13 (c)).

(b) On December 31, 1999, the company decided to revalue the printing presses and accessories purchased during the preceding three years, based on an appraisal carried out by independent experts. For tax purposes the revaluation increment was considered as realized, and the tax effects were fully recorded on this date in the 1999 statement of operations, together with the tax effects arising from the normal operations.

The details of this revaluation are shown as follows:

Replacement cost	48,670
Original cost, net of depreciation	(26,775)
Revaluation recorded	21,895
Income tax and social contribution recorded in 1999	7,225

9 Trade Accounts Payable

Trade accounts payable at December 31, 2002 include R$ 27,430 (December 31, 2001 - R$ 8,585; September 30, 2003 - R$ 5,108; September 30, 2002 - R$ 22,340) payable to foreign suppliers and indexed to the U.S. dollar.

In thousands of Brazilian reais, unless otherwise stated

10 Loans

		December 31		September 30	
	Interest	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Foreign currency					
US$ 40,360 thousand (December 31, 2001 - US$ 67,771 thousand; September 30, 2003 - US$ 15,426 thousand; September 30, 2002 - US$ 48,655 thousand)	LIBOR plus 0.5% to 6.5 % p.a.	142,605	157,255	45,125	189,506
Interest rate swap				102	
Local currency	CDI plus 3% to 3.5% p.a. and 120% of CDI	45,685		29,657	31,058
		11,137	203	169	521
		199,427	157,458	75,053	221,085
Current liabilities		(196,016)	(149,279)	(44,379)	(217,325)
Long-term liabilities		3,411	8,179	30,674	3,760

Long-term loans fall due as follows:

	2002	2001	2003	2002
2003		5,939		
2004	3,411	2,240	3,746	3,760
2005			15,234	
2006			11,694	
	3,411	8,179	30,674	3,760

Loans are backed by sureties from: Televisão Gaúcha S.A. (R$ 2,978); RBS Administração e Cobranças Ltda. (R$ 35,122); and RBSPar Ltd. (R$ 21,239). Other loans have no guarantees.

In thousands of Brazilian reais, unless otherwise stated

In connection with the above loans, the company and certain other RBS Group companies, mainly engaged in TV and radio broadcasting activities, are required to observe certain negative covenants. All of these covenants are being observed.

On August 28, 2003, the company contracted an interest rate swap in the notional amount of R$ 3,030 (equivalent to US$ 1,019 thousand) exchanging the U.S. dollar exchange variation for 92.4% of CDI interest. The due date of such contract is March 12, 2004 and its fair value at September 30, 2003 was approximately R$ 102 loss.

11 Stockholders' Equity

(a) Capital comprises common and preferred shares without par value:

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Common shares	69,003,649	4,969,112	69,003,649	50,750,000
Preferred shares	29,572,993	2,129,619	29,572,993	21,750,000
	98,576,642	7,098,731	98,576,642	72,500,000

The stockholders are entitled to an annual dividend of not less than 25% of net income per the statutory financial statements, after appropriation to the legal reserve of an amount equivalent to 5% of the annual net income, up to the limit of 20% of capital, also per the statutory financial statements.

On August 24, 2001, the shareholders authorized another RBS Group company to subscribe 30% of the capital of the company in the amount of R$ 67,346, including a premium over book value of R$ 65,180.

On April 30, 2002, the shareholders decided to increase the company's capital through the capitalization of reserves totaling R$ 67,145.

On December 19, 2002, the shareholders decided to increase the company's capital by the amount of R$ 54,761, including a premium over book value of R$ 28,684.

In thousands of Brazilian reais, unless otherwise stated

(b) Law 9249 introduced as from 1996 an option for companies to calculate a nominal interest charge on capital invested and utilized in operations for the period (defined as total stockholders' equity less revaluation reserves) calculated on a pro rata basis based on the *Taxa de Juros de Longo Prazo - TJLP* (long-term interest rate). This charge, limited to 50% of the net income for the period or of retained earnings, is deductible for income tax purposes and social contribution, but is subject to 15% withholding tax; such interest amounts may be used to increase capital or be paid directly to stockholders either as interest or as prepayment of the minimum statutory dividend.

(c) The balance of accumulated losses in the company's statutory financial statements is reconciled to the balances in these financial statements as follows:

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
Balances per statutory financial statements	(127,921)	(46,672)	(104,182)	(126,547)
Adjustments arising from the constant currency accounting methodology	5,104	9,068	4,141	6,113
Further adjustments to conform the financial statements to accounting principles generally accepted in Brazil	(911)	(10,102)	(1,014)	(1,612)
Balances in these financial statements	(123,728)	(47,706)	(101,055)	(122,046)

12 Financial Income and Expenses

Financial expenses include R$ 14,247 (December 31, 2001 - R$ 12,424; September 30, 2003 - R$ 13,195; September 30, 2002 - R$ 9,456) of interest and a loss of R$ 71,561 (December 31, 2001 - R$ 687 loss (including R$ 17,832 referring to the amortization of deferred charges (see Note 16)); September 30, 2003 - R$ 20,602 gain (R$ 11,763 of which was recorded as financial income); September 30, 2002 - R$ 95,461 loss (including R$ 7,397 referring to the amortization of deferred charges (see Note 16))) from monetary variations on bank loans. The monetary variation amounts consider the differences between the exchange variations on foreign currency loans and the inflation indices used to prepare the constant currency financial statements, when applicable. Allocation of monetary gains and losses is subject to estimates made by management.

In thousands of Brazilian reais, unless otherwise stated

13 Social Contribution and Income Tax

(a) Reconciliation of income tax and social contribution

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Income (loss) before income tax and social contribution	(89,362)	(34,021)	30,247	(111,656)
Rate - %	25	25	25	25
	22,341	8,505	(7,562)	27,914
Effects of permanent differences:				
Non-deductible expenses	(5,375)	(387)	(103)	(5,277)
Non-taxable income	225	6,808	170	214
Other	1,247	(5,892)	(48)	1,438
As per statement of operations	18,438	9,034	(7,543)	24,289
(II) Social contribution				
Income (loss) before income tax and social contribution	(89,362)	(34,021)	30,247	(111,656)
Rate - %	9	9	9	9
	8,043	3,062	(2,722)	10,049
Effects of permanent differences:				
Non-deductible expenses	(1,935)	(140)	(37)	(1,896)
Non-taxable income	81	2,451	62	77
Other	463	(3,180)	(9)	525
As per statement of operations	6,652	2,193	(2,706)	8,755

In thousands of Brazilian reais, unless otherwise stated

(b) Nature of balances

	December 31		September 30	
	2002	2001	2003 (Unaudited)	2002 (Unaudited)
(I) Income tax				
Provision for income taxes				
Current liabilities			4,753	
Long-term liabilities - Accelerated depreciation	622	1,133	272	749
Deferred income taxes				
Long-term receivables				
Tax loss carryforwards	37,657	16,133	35,950	38,143
Long-term liabilities				
Monetary variations of permanent assets	2,986	4,509	2,572	3,346
Other temporary differences	(318)		(330)	237
	2,668	4,509	2,242	3,583
(II) Social contribution				
Provision for income taxes - current			1,681	
Deferred income taxes				
Long-term receivables				
Tax loss carryforwards	13,915	5,808	13,375	14,040
Long-term liabilities				
Monetary variations of permanent assets	1,075	1,987	926	1,205
Other temporary differences	(114)		(118)	86
	961	1,987	808	1,291

In thousands of Brazilian reais, unless otherwise stated

(c) Deferred tax on revaluation reserve

Accounting practices adopted in Brazil require the recognition of deferred tax liabilities on revaluations recorded as from July 1, 1995. This requirement was not applicable at the time the company recorded the revaluation of certain machinery and equipment in December 1994 (Note 8); the related unrecognized deferred income tax liability at December 31, 2001 amounted to R$ 807.

14 Contingencies

(a) The company is party to various civil lawsuits that have arisen in the ordinary course of its business, including actions for libel. Based on the opinion of the in-house legal counsel, management does not believe that any litigation pending against the company will have a material adverse effect on its business or financial condition.

(b) The company is the defendant in certain labor and tax suits. Provisions for estimated probable losses from contingencies have been recorded based on the opinions of external and in-house legal advisors.

15 Pension Fund

The companies in the RBS Group (the "Sponsors") have formed RBS Prev-Sociedade Previdenciária, a private pension fund (the "Fund"), to provide employees with supplementary pension and disability benefits, in addition to those paid by the National Social Security System. The Fund was approved by the Ministry of Social Security in October 1996 and was implemented as from January 1997.

The Fund is a defined contribution plan, with contributions from Sponsors and participants calculated based on variable amounts and percentages at the option of each participant. The normal contributions of the Sponsors are based on the basic contribution of the participants at rates of up to 300% depending on the participant's age. Past service benefits will be funded by the Sponsors over twenty years through monthly payments adjusted by the *Índice Nacional de Preços ao Consumidor - INPC* (National Consumer Price Index). These contributions will automatically cease when the participant terminates employment for any reason, reaches retirement age, dies or becomes disabled.

In thousands of Brazilian reais, unless otherwise stated

Furthermore, the Sponsors may opt to make additional contributions at any time, and the normal and additional contributions may be revised by the participants and Sponsors in February of each year. The Sponsors may also temporarily reduce or suspend their contributions, maintaining only those necessary to cover the benefits already accrued to the participants or their beneficiaries.

The Sponsors do not have any responsibility to guarantee the minimum level of the benefits to the participants when they terminate their employment.

The company's contributions in the year ended December 31, 2002 amounted to R$ 1,429 (December 31, 2001 - R$ 1,450; nine-month period ended September 30, 2003 - R$ 1,147; September 30, 2002 - R$ 1,080).

The Fund's financial statements at December 31, 2002 and 2001 were examined by independent accountants, and the actuarial reserves were determined by an actuary. The independent accountants issued unqualified opinions on those financial statements.

16 Deferred Charges

In 1999, the company decided to defer recognition of the R$ 47,347 foreign exchange loss for the quarter ended March 31, 1999, as permitted by Provisional Measure no. 1818 dated March 25, 1999, which was later converted into Law 9816 dated August 23, 1999, and CVM Deliberation no. 294 dated March 26, 1999. As of December 31, 2001, the exchange loss deferred by the company amounted to R$ 7,573 (September 30, 2002 - R$ 3,058), net of the related amortization.

In 2001, the company decided to defer recognition of the R$ 24,044 foreign exchange loss for the year ended December 31, 2001, as permitted by Provisional Measure no. 3 dated September 21, 2001, later converted into Law 10305 dated November 7, 2001. As of December 31, 2001, the exchange loss deferred by the company amounted to R$ 18,033 (September 30, 2002 - R$ 13,525), net of the related amortization.

In 2002, the company decided to fully amortize the remaining balance of these deferred foreign exchange losses, amounting to R$ 25,606, against accumulated deficit. The adjustment was recorded, net of the related tax effect of R$ 8,706, as a prior year adjustment.

17 Financial Instruments

The company has financial assets and liabilities recorded in the balance sheet which are characterized as financial instruments. The market value of the investment in Net Serviços de Comunicação S.A. is described in Note 7 (a). The balances of other financial assets and liabilities are stated based on their contractual conditions, which are equivalent to the respective market values.

* * *